Invesco Real Estate Income Trust Inc.

May 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Real Estate Income Trust Inc. Registration Statement on Form S-11 File No. 333-254931 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invesco Real Estate Income Trust Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 12:00 p.m. EST on May 14, 2021, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Rosemarie A. Thurston of Alston & Bird LLP, counsel to the Company, at (404) 881-4417.

Sincerely,

/s/ R. Lee Phegley, Jr.
R. Lee Phegley, Jr. Chief Financial Officer and Treasurer

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP Mr. Aaron C. Hendricson, Alston & Bird LLP